BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Ordinary and Extraordinary General Shareholders’ Meeting held on April 26, 2018

BRF S.A. (“BRF” or the “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS) announces to its shareholders and to the market in general the result of the Ordinary and Extraordinary Shareholders’ Meeting held today at the headquarters of the Company (“AGOE”). The AGOE was instated with the presence of shareholders representing 72.19% of the capital stock and all the matters set forth in the agenda were approved, as follows:

At Ordinary General Shareholders’ Meeting:

•         by majority of votes of the attending shareholders, the management’s accounts and the Company’s financial statements for the year ended December 31, 2017, accompanied by the management’s report, notes, independent auditor’s report, opinion of the Fiscal Council, summary annual report of the Statutory Audit Committee and Management’s comments about the Company’s financial condition;

•         by majority of votes of the attending shareholders, set the annual global compensation of the members of the Board of Directors and Executive Board for 2018 in the amount of up to eighty-six million, eight hundred thousand reais (R$86,800,000.00);

•         by majority of votes of the attending shareholders, election of the following sitting and alternate members of the Fiscal Council, for a term of office ending on the date of the Annual Shareholders’ Meeting to be held in 2019: Mr. Attílio Guaspari and his alternate, Mrs. Susana Hanna Stiphan Jabra, Mr. Marcus Vinicius Dias Severini and his alternate, Mr.  Marcos Tadeu de Siqueira, and Mr. André Vicentini and his alternate, Mr. Valdecyr Maciel Gomes;

•         by majority of votes of the attending shareholders, set the annual global compensation of the sitting members of the Company’s Fiscal Council for 2018 in the amount of up to seven hundred forty-five thousand reais (R$745,000.00)

At the Extraordinary General Shareholders’ Meeting:

•         by majority of votes of the attending shareholders, the proposal of the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”) and Fundação Petrobras de Seguridade Social – Petros (“Petros”) for the removal of all the members of the Board of Directors;

•         by majority of votes of the attending shareholders, the proposal from the shareholders Previ and Petros for the establishment of a 10 (ten) sitting members to the Board of Directors of the Company;

•         the election of the following 10 (ten) effective members to the Board of Directors, in accordance with the cumulative voting system provided in Article 141, caput, of Law No. 6.404/1976, in attendance to understanding of Circular Letter No. 158/2018/CVM/SEP/GEA-2, sent by the Superintendence of Companies’ Relations of the Brazilian Securities and Exchange Commission on the present date: Messrs. Pedro Pullen Parente (independent member), Augusto Marques da Cruz Filho (independent member), Francisco Petros Oliveira Lima Papathanasiadis (independent member), Walter Malieni Jr., Flávia Buarque de Almeida (independent member), Roberto Rodrigues (independent member), José Luiz Osório (independent member), Roberto Antonio Mendes (independent member), Dan Ioschpe (independent member) and Luiz Fernando Furlan (independent member), all with a term of office of 2 (two years) as of the present date;

•         by majority of votes of the attending shareholders, the election of Mr. Pedro Pullen Parente as Chairman of the Board of Directors and Mr. Augusto Marques da Cruz Filho as Vice-Chairman of the Board of Directors;

•         by majority of votes of the attending shareholders, the amendment to Article 30, paragraph 3, of the Company’s Bylaws, in order to provide that the meetings of the Fiscal Council shall take place periodically, pursuant to the Fiscal Council Internal Rules; and

•         by majority of votes of the attending shareholders, the restatement the Company’s Bylaws, in order to reflect the abovementioned resolution.

São Paulo, April 26 2018.

Lorival Nogueira Luz Jr.

Global CEO,

Chief Financial and Investor Relations Officer